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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant  to Section  16(a) of the  Securities  Exchange  Act of 1934
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

   Garcao             Jose             Maria Salema
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   (Last)               (First)                 (Middle)

    Quinta Da Marinha,  Lote CT-14
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                                    (Street)
    2750 Cascais       Portugal
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

    Finet Holdings Corporation ("FNHC")

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year
   October 1997

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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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===============================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
===============================================================================
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficia
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4
-----------------------------------------------------------------------------------------------------------------------------------

Common Stock                          10/27/97        P              150,000      A      (1)      5,373,900      D
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SEE APPENDED SCHEDULE OF OTC
COMMON STOCK TRANSACTIONS
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===================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficiall Owned (e.g., puts, calls, warrants, options, convertible securities)

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

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
-----------------------------------------------------------------------------------------------------------------------------------

Common Stock        $4.00     10/1/97  P        2,000,000    10/1/02   10/1/02  Common   2,000,000 (2)               D
Purchase Warrant                                                                Stock
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Common Stock        $5.00     10/27/97 P        150,000      10/31/97  10/31/02 Common    150,000   (1)     6,850,000 D
Purchase Warrant                                                                Stock
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Nonstatutory        $5.50     10/20/97 A          40,000     10/20/97  10/20/02 Common      40,000           40,000    D
stock option                                                                    Stock
(right to buy)
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===================================================================================================================================



/s/ Jose Maria Salema Garcao                           November 7, 1997
---------------------------------------------           -----------------------
      **Signature of Reporting Person                             Date

Explanation of Responses:


(1) The Common Stock and the Common Stock Purchase Warrants were purchased pursuant to a Stock Purchase Agreement between the Company and Mr. Garcao dated 10/27/97, under which Mr. Garcao purchased 150,000 Unit Securities, each Unit consisting of one share of the Company's Common Stock at a purchase price of $3 per share and a Warrant to purchase one share of the Company's Common Stock at an exercise price of $5 per share.

(2) The Common Stock Purchase Warrants were granted to the Reporting Person in consideration of past and future financial advisory services provided by the Reporting person to the Company.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


                                     FORM 4
               APPENDED SCHEDULE OF OTC COMMON STOCK TRANSACTIONS


                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficia
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4
-----------------------------------------------------------------------------------------------------------------------------------

Common Stock                          10/07/97         P                  1,200    A     $3.63                    D

Common Stock                          10/08/97         P                    600    A     $4.00                    D

Common Stock                          10/09/97         P                    200    A     $4.00                    D

Common Stock                          10/10/97         P                    200    A     $4.88                    D

Common Stock                          10/13/97         P                    100    A     $5.00                    D

Common Stock                          10/14/97         P                    200    A     $4.50                    D

Common Stock                          10/15/97         P                    200    A     $4.50                    D

Common Stock                          10/16/97         P                    200    A     $4.69                    D

Common Stock                          10/16/97         P                  1,800    A     $4.72                    D

Common Stock                          10/17/97         P                    200    A     $4.88                    D

Common Stock                          10/17/97         P                  8,400    A     $4.69                    D

Common Stock                          10/20/97         P                 10,000    A     $4.96                    D

Common Stock                          10/21/97         P                    500    A     $5.38                    D

Common Stock                          10/21/97         P                    500    A     $5.31                    D

Common Stock                          10/22/97         P                  1,000    A     $5.13                    D

Common Stock                          10/23/97         P                  4,300    A     $4/89                    D

Common Stock                          10/24/97         P                 14,600    A     $5.35                    D

Common Stock                          10/27/97         P                  9,500    A     $5.64                    D

Common Stock                          10/28/97         P                  2,000    A     $6.81                    D

Common Stock                          10/28/97         P                  4,500    A     $6.86                    D

Common Stock                          10/29/97         P                  8,500    A     $7.35                    D

Common Stock                          10/30/97         P                  5,000    A     $7.44                    D

Common Stock                          10/31/97         P                  7,500    A     $7.27                    D

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